AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1997
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                       AMERICAN NATIONAL BANKSHARES INC.
                                (Name of Issuer)


                       AMERICAN NATIONAL BANKSHARES INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   027745108
                     (CUSIP Number of Class of Securities)

                               CHARLES H. MAJORS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       AMERICAN NATIONAL BANKSHARES INC.
                                 P. O. BOX 191
                                628 MAIN STREET
                         DANVILLE, VIRGINIA 24543-0191

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   COPIES TO:
                            KENNETH J. ALCOTT, ESQ.
                               HUNTON & WILLIAMS
                          RIVERFRONT PLAZA, EAST TOWER
                              951 EAST BYRD STREET
                            RICHMOND, VIRGINIA 23219

                                 APRIL 9, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
================================================================================
        TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
               $6,750,000                                    $1,350
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*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 250,000 shares at $27.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        AMOUNT PREVIOUSLY PAID:    N/A                  FILING PARTY:  N/A
        FORM OR REGISTRATION NO.:  N/A                  DATE FILED:    N/A

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ITEM 1.  SECURITY AND ISSUER.

         (a) The issuer of the securities to which this Schedule 13E-4 relates is American National Bankshares Inc., a Virginia corporation (the "Company"), the street address of its principal executive office is 628 Main Street, Danville, Virginia 24541 and the mailing address of its principal executive office is P.O. Box 191, Danville, Virginia 24543-0191.

         (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 250,000 Shares (or such lesser number of shares as are properly tendered) of its common stock, $1.00 par value per share (the "Shares"), 3,279,798 of which Shares were outstanding as of April 8, 1997, at prices not in excess of $27.00 nor less than $25.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, and incorporated herein by reference. Officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders, although the Company has been advised that no director or executive officer of the Company intends to tender any shares pursuant to the Offer. The information set forth in "Introduction" and "The Offer - Section 1, Number of Shares; Proration" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in and "The Offer - Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "The Offer - Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(j) The information set forth in "Introduction" and "The Offer -
Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer -
Section 9, Source and Amount of Funds," "The Offer - Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer - Section 12, Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in "The Offer - Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "The Offer - Section 1, Number of Shares; Proration," "The Offer - Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer - Section 16, Fees and Expenses" and "The Offer - Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

         The information set forth in "Introduction," "The Offer - Section 3, Procedures for Tendering Shares" and "The Offer Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a)-(b) The information set forth in "The Offer - Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference and the information set forth on pages 24 through 34 of the Company's Annual Report to Shareholders for the year ended December 31, 1996, filed as Exhibit (g)(1) hereto, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a)  Not applicable.


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         (b) The information set forth in "The Offer - Section 1, Number of
Shares; Proration," "The Offer - Section 9, Source and Amount of Funds," "The Offer - Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer - Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "The Offer - Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

         (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Form of Offer to Purchase, dated April 9, 1997.

             (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

             (3)  Form of Notice of Guaranteed Delivery.

             (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

             (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

             (6)  Text of Press Release issued by the Company, dated April 7,
                  1997.

             (7) Form of Letter to Shareholders of the Company, dated April 9, 1997 from Charles H. Majors, President and Chief Executive Officer of the Company.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

         (g)(1) Pages 24 through 34 of the Company's Annual Report to Shareholders for the year ended December 31, 1996.




                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

April 9, 1997                         AMERICAN NATIONAL BANKSHARES INC.


                                      By: /s/ Charles H. Majors
                                          ------------------------
                                          Charles H. Majors
                                          President and Chief Executive Officer



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                                 EXHIBIT INDEX

EXHIBIT                                                            SEQUENTIALLY
NUMBER                     DESCRIPTION                             NUMBERED PAGE
-------                    -----------                             -------------

 (a)(1)  Form of Offer to Purchase, dated April 9, 1997.

    (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

    (3)  Form of Notice of Guaranteed Delivery.

    (4)  Form of Letter to Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees.

    (5)  Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.

    (6)  Text of Press Release issued by the Company, dated
         April 7, 1997.

    (7)  Form of Letter to Shareholders of the Company, dated
         April 9, 1997, from Charles H. Majors, President and
         Chief Executive Officer of the Company.

(b)      Not applicable.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.

(g)(1)   Pages 24 through 34 of the Company's Annual Report to
         Shareholders for the year ended December 31, 1996.


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